Frame Me, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

FRAME ME, INC.

Balance Sheet

As of December 31, 2025
(Prepared on the Accrual Basis of Accounting)

		Dec 31, 2025
ASSETS		
Current Assets		
Cash and Cash Equivalents	$	5,369.85
Accounts Receivable — Stripe	$	1.64
Security Deposits	$	0.16
Total Current Assets	$	**5,371.65**
TOTAL ASSETS	**$**	**5,371.65**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Credit Card Payable — Brex	$	33.92
Credit Card Payments — Clearing	$	5,423.77
Deferred Revenue — SHOPLINE	$	22,500.00
Total Current Liabilities	$	**27,957.69**
TOTAL LIABILITIES	$	**27,957.69**
Stockholders' Deficit		
SAFE Notes	$	111,378.16
Additional Paid-In Capital	$	40,000.00
Accumulated Deficit — Prior Periods	$	(166,735.53)
Net Loss — Current Year	$	(7,303.67)
Total Stockholders' Deficit	$	**(22,660.04)**
TOTAL LIABILITIES AND STOCKHOLDERS' D	**$**	**5,297.65**

See accompanying notes to financial statements.

FRAME ME, INC.

Statements of Operations

For the Year Ended December 31, 2025

(Prepared on the Accrual Basis of Accounting)

		Year Ended Dec 31, 2025
REVENUE		
Subscription Revenue	$	4,155.00
GMV Revenue	$	1,500.00
Partnership Revenue — SHOPLINE	$	7,500.00
Total Revenue	**$**	**13,155.00**
COST OF REVENUE		
Hosting Fees	$	177.46
Payment Processing Fees	$	88.53
Total Cost of Revenue	**$**	**265.99**
GROSS PROFIT	**$**	**12,889.01**
OPERATING EXPENSES		
Professional Services		
Independent Contractors	$	98,181.64
Fundraising Fees	$	2,439.00
Legal	$	1,201.00
Tax & Accounting	$	2,224.00
Total Professional Services	**$**	**104,045.64**
Technology & Software		
Computers & Hardware	$	2,176.91
Software — Operating Expense	$	13,677.03
Total Technology & Software	**$**	**15,853.94**
Travel & Entertainment		
Travel	$	2,270.62
Meals & Entertainment	$	78.05
Total Travel & Entertainment	**$**	**2,348.67**
Sales & Marketing		
Advertising	$	1,058.71
Commissions	$	154.64
Total Sales & Marketing	**$**	**1,213.35**

Facilities

Rent	$	2,807.83
Utilities	$	2,798.94
Total Facilities	$	**5,606.77**

General & Administrative

Insurance	$	45.50
Dues, Licenses & Registration	$	230.00
Supplies	$	16.41
Shipping	$	302.73
Bank Fees	$	45.00
Miscellaneous	$	577.83
Total General & Administrative	$	**1,217.47**
TOTAL OPERATING EXPENSES	$	**130,285.84**
LOSS FROM OPERATIONS	$	**(117,396.83)**

OTHER INCOME

Interest & Dividend Income	$	707.08
Uncategorized Revenue	$	26.51
Total Other Income	$	**733.59**

NET LOSS	$	**(116,663.24)**

See accompanying notes to financial statements.

Cash Activity Report (Detailed) - By month Jan 2025 - Dec 2025

Frame Me

Cash Activity Report
Cash

By intervals	Jan 2025	Feb 2025	Mar 2025	Apr 2025	May 2025	Jun 2025	Jul 2025	Aug 2025	Sep 2025	Oct 2025	Nov 2025	Dec 2025
Cash In												
Cash In from Operations												
Subscription Revenue												
Subscription Revenue	2,000.00	0.00	697.00	0.00	388.00	194.00	146.00	146.00	243.00	243.00	49.00	49.00
Total Subscription Revenue	**2,000.00**	**0.00**	**697.00**	**0.00**	**388.00**	**194.00**	**146.00**	**146.00**	**243.00**	**243.00**	**49.00**	**49.00**
GMV												
GMV	1,500.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total GMV	**1,500.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Total Cash In from Operations	**3,500.00**	**0.00**	**697.00**	**0.00**	**388.00**	**194.00**	**146.00**	**146.00**	**243.00**	**243.00**	**49.00**	**49.00**
Other Cash In												
Interest & Dividend Income	145.97	166.99	129.65	106.88	82.04	25.26	6.58	3.97	3.92	1.98	20.78	13.06
Uncategorized Revenue	0.00	0.00	0.00	0.00	0.00	0.00	16.27	4.47	3.14	1.56	1.07	0.00
Total Other Cash In	**145.97**	**166.99**	**129.65**	**106.88**	**82.04**	**25.26**	**22.85**	**8.44**	**7.06**	**3.54**	**21.85**	**13.06**
Total Cash In	**3,645.97**	**166.99**	**826.65**	**106.88**	**470.04**	**219.26**	**168.85**	**154.44**	**250.06**	**246.54**	**70.85**	**62.06**
Cash Out												
Cash Out from Operations												
Hosting Fees	0.00	7.50	87.26	71.92	0.00	0.00	0.00	10.78	0.00	0.00	0.00	0.00
Processor Fees	6.00	0.00	24.69	0.00	15.16	6.58	6.85	5.85	9.64	9.64	2.06	2.06
Salaries & Benefits												
Commissions												
Commissions	0.00	0.00	0.00	135.24	19.40	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Commissions	**0.00**	**0.00**	**0.00**	**135.24**	**19.40**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Total Salaries & Benefits	**0.00**	**0.00**	**0.00**	**135.24**	**19.40**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Travel												
Lodging	0.00	0.00	0.00	0.00	0.00	218.63	149.86	0.00	0.00	0.00	0.00	277.75
Airfare	0.00	0.00	0.00	0.00	-42.04	-181.04	231.97	0.00	0.00	0.00	753.34	268.48
Ground Transportation	0.00	0.00	0.00	0.00	265.24	206.67	0.00	128.54	0.00	0.00	0.00	239.62
Meals (Travel)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	15.12	0.00	0.00	0.00	15.24
Travel - Other	0.00	0.00	0.00	0.00	0.00	0.00	-500.00	0.00	0.00	0.00	0.00	223.24
Total Travel	**0.00**	**0.00**	**0.00**	**0.00**	**223.20**	**244.26**	**-118.17**	**143.66**	**0.00**	**0.00**	**753.34**	**1,024.33**
Meals & Entertainment												
Meals (Office)	0.00	0.00	0.00	0.00	0.00	0.00	10.22	27.75	0.00	0.00	0.00	0.00
Meals (Other)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5.56	0.00	0.00	0.00	34.52
Total Meals & Entertainment	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**10.22**	**33.31**	**0.00**	**0.00**	**0.00**	**34.52**

Professional Services												
Independent Contractors	13,817.50	13,164.99	18,577.85	10,957.38	11,433.25	9,847.98	108.99	0.00	28.23	8,041.49	8,140.00	4,063.98
Legal	0.00	350.00	0.00	0.00	0.00	303.00	0.00	149.00	0.00	399.00	0.00	0.00
Tax and Accounting	0.00	1,950.00	0.00	0.00	0.00	0.00	0.00	274.00	0.00	0.00	0.00	0.00
Total Professional Services	**13,817.50**	**15,464.99**	**18,577.85**	**10,957.38**	**11,433.25**	**10,150.98**	**108.99**	**423.00**	**28.23**	**8,440.49**	**8,140.00**	**4,063.98**
Sales & Marketing												
Advertising	0.00	60.00	535.96	435.70	27.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Sales & Marketing	**0.00**	**60.00**	**535.96**	**435.70**	**27.05**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Technology & Software												
Computers & Hardware	2,176.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Software - Operating Expense	880.89	1,042.54	1,534.74	1,293.78	1,215.28	819.92	883.18	409.96	951.40	752.12	1,865.21	1,908.02
Total Technology & Software	**3,057.80**	**1,042.54**	**1,534.74**	**1,293.78**	**1,215.28**	**819.92**	**883.18**	**409.96**	**951.40**	**752.12**	**1,865.21**	**1,908.02**
Facilities												
Rent	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,807.83
Utilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,798.94	0.00	0.00	0.00
Total Facilities	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**2,798.94**	**0.00**	**0.00**	**2,807.83**
General Operations												
Insurance	45.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dues, Licenses, and Registration	55.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Supplies	0.00	0.00	0.00	0.00	0.00	0.00	0.00	16.41	0.00	0.00	0.00	0.00
Shipping	24.99	24.99	24.99	24.99	24.99	24.99	24.99	27.84	24.99	24.99	24.99	24.99
Bank Fees	0.00	0.00	0.00	0.00	0.00	15.00	15.00	15.00	0.00	0.00	0.00	0.00
Total General Operations	**125.49**	**24.99**	**24.99**	**24.99**	**24.99**	**39.99**	**39.99**	**59.25**	**24.99**	**24.99**	**24.99**	**24.99**
Miscellaneous Expense	0.00	0.00	0.00	0.00	0.00	-150.00	0.00	0.00	0.00	0.00	0.00	0.00
Total Cash Out from Operations	**17,006.79**	**16,600.02**	**20,785.49**	**12,919.01**	**12,958.33**	**11,111.73**	**931.06**	**1,085.81**	**3,813.20**	**9,227.24**	**10,785.60**	**9,865.73**
Total Cash Out	**17,006.79**	**16,600.02**	**20,785.49**	**12,919.01**	**12,958.33**	**11,111.73**	**931.06**	**1,085.81**	**3,813.20**	**9,227.24**	**10,785.60**	**9,865.73**
(Net Burn) / Cash Generated	**-13,360.82**	**-16,433.03**	**-19,958.84**	**-12,812.13**	**-12,488.29**	**-10,892.47**	**-762.21**	**-931.37**	**-3,563.14**	**-8,980.70**	**-10,714.75**	**-9,803.67**

Available Cash Balance

Cash and Cash Equivalents
Cash

Bank Account - Meow -- Account 7500	30,118.55	40,224.62	20,320.50	5,400.25	5,950.70	1,666.38	1,182.65	1,087.12	590.26	291.82	292.89	293.53
Bank Account - Meow -- Primary Account	26,589.26	15,909.37	2,031.44	13,902.53	4,874.38	2,895.95	2,223.50	542.47	275.13	21,901.11	11,183.27	3,989.83
Bank Account - Chase -- BUS COMPLETE CHK	10,051.48	5,046.48	9,996.48	9,946.48	4,896.48	31.48	16.48	1.48	1.48	1.48	1.48	1.48
Processor Available Cash Account	0.00	0.00	0.32	0.32	-0.68	-0.68	1.32	1.98	1.98	1.98	1.98	1.64
Bank Transfers in Transit: Clearing	10,468.45	468.45	10,468.45	468.45	468.45	468.45	468.45	984.01	984.01	984.01	984.01	984.01
Transfers in Transit: Payment Processor	0.00	0.00	1.00	1.00	1.00	2.00	1.00	1.00	1.00	1.00	1.00	101.00
Total Cash	**77,227.74**	**61,648.92**	**42,818.19**	**29,719.03**	**16,190.33**	**5,063.58**	**3,893.40**	**2,618.06**	**1,853.86**	**23,181.40**	**12,464.63**	**5,371.49**
Total Cash and Cash Equivalents	**77,227.74**	**61,648.92**	**42,818.19**	**29,719.03**	**16,190.33**	**5,063.58**	**3,893.40**	**2,618.06**	**1,853.86**	**23,181.40**	**12,464.63**	**5,371.49**

Credit Card Payable

Brex -- Brex Card Account Payable	-2,078.65	-2,932.86	-1,260.67	-1,473.64	-433.23	-348.95	-60.97	183.00	0.00	-133.24	-131.22	-33.92
Credit Card Payments - Clearing	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-2,615.94	-2,615.94	-2,615.94	-5,423.77

Total Credit Card Payable	-2,078.65	-2,932.86	-1,260.67	-1,473.64	-433.23	-348.95	-60.97	183.00	-2,615.94	-2,749.18	-2,747.16	-5,457.69
Total Available Cash Balance	75,149.09	58,716.06	41,557.52	28,245.39	15,757.10	4,714.63	3,832.43	2,801.06	-762.08	20,432.22	9,717.47	-86.20
Equity Funding Activity	25,559.60	0.00	2,878.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Prepared by: Frame Me
Prepared on: 03/16/2026

Frame Me, Inc.
Statement of Changes in Equity

Accounts	2025 (USD)
Opening Balance	(15,356.37)
Net Loss	(7,303.67)
Closing Balance	(22,660.04)

FRAME ME, INC.

Notes to Financial Statements

For the Year Ended December 31, 2025

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Frame Me, Inc. (the "Company") is a technology company incorporated in the United States. The Company operates as an agentic commerce platform, providing subscription-based software services and gross merchandise value (GMV) facilitation. The Company's fiscal year ends December 31.

NOTE 2 — BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on the accrual basis of accounting.

Revenue Recognition (ASC 606): The Company recognizes revenue when control of promised services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled. Subscription revenue is recognized ratably over the subscription term. GMV revenue is recognized at the point of transaction. Partnership revenue (SHOPLINE) is recognized ratably over the service delivery period at $2,500 per month commencing October 2025.

Deferred Revenue: Amounts received from partners in advance of performance obligations are recorded as deferred revenue and recognized as revenue as obligations are satisfied. As of December 31, 2025, deferred revenue of $22,500 is presented as a current liability, representing the unearned portion of the SHOPLINE partnership payment.

Cash and Cash Equivalents: The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash is held primarily at Mercury Bank and Chase Bank.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

NOTE 3 — SIMPLE AGREEMENTS FOR FUTURE EQUITY (SAFE)

The Company has issued Simple Agreements for Future Equity (SAFEs) through Wefunder. As of December 31, 2025, the aggregate SAFE balance is $111,378.16. SAFEs are classified within stockholders' equity (deficit) as they are not mandatorily redeemable and convert to equity upon a future qualified financing event. Fundraising fees of $2,439 associated with the SAFE raise have been expensed as incurred and are presented within Professional Services on the Statements of Operations.

NOTE 4 — PARTNERSHIP REVENUE — SHOPLINE

In Q4 2025, the Company entered into a partnership agreement with SHOPLINE. The Company received an upfront payment of $30,000, which is being recognized on the accrual basis at $2,500 per month beginning October 2025. As of December 31, 2025, $7,500 has been recognized as Partnership Revenue and $22,500 remains as Deferred Revenue.

NOTE 5 — GOING CONCERN

The Company has incurred net losses since inception and has an accumulated deficit of approximately $174,039 as of December 31, 2025. The Company had cash of $5,370 and a stockholders' deficit as of that date. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management is actively pursuing additional equity financing and strategic partnerships to fund operations. These financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 6 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 16, 2026, the date these financial statements were available to be issued. No material subsequent events were identified that require adjustment to or disclosure in these financial statements.